Drinker Biddle & Reath LLP
                                        One Logan Square, Suite 2000
                                        Philadelphia, PA 19103-6996
                                          (215) 988-2700 (Phone)
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                                          www.drinkerbiddle.com

July 30, 2019

Anu Dubey
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4720

                   Re:     FS Multi-Alternative Income Fund
                           File Nos. 333-224312 and 811-23338

Dear Ms. Dubey:

         On behalf of FS Multi-Alternative Income Fund (the "Fund"), set forth below is the Fund's response to the additional comment provided by the staff of the Division of Investment Management of the Securities and Exchange Commission telephonically on July 30, 2019 regarding Pre-Effective Amendment No. 6 to the
Fund's registration statement on Form N-2 (File No. 811-23338) and the prospectus and statement of additional information included therein. For your convenience, the Staff's comment is numbered and presented in bold, italicized text below, and the comment is followed by the Fund's response. All capitalized terms used but not defined herein have the meaning given to them in the Registration Statement.

1) Please address the meaning of the term "generally" in the disclosure that describes the sub-advisory fees as being generally paid by the Adviser out of the Management Fee, including explaining any instances in which the sub-advisory fees would be paid outside of the Management Fee.

      The term "generally" is included in the disclosure regarding the payment of sub-advisory fees because there may be instances where the Adviser will pay the sub-advisory fees out of the Adviser's own resources during periods when the Adviser waives the Management Fee charged to the Fund. In those instances, the sub-advisory fees will be paid by the Adviser out of its own resources and not out of the
      Management Fee charged to the Fund.

                                                   *******

        If you have any questions or if you require additional information, please do not hesitate to contact me at 215-988-2959.

Sincerely,


/s/ Joshua B. Deringer
Joshua B. Deringer

cc:       Stephen S. Sypherd
          FS Multi-Alternative Income Fund




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